Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number	E-mail Address
1-212-455-7614	elewandowski@stblaw.com

December 1, 2016

VIA EDGAR

Re:	Acceleration Request for Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shares of common stock, par value $0.01 per share, of Hilton Grand Vacations Inc., a Delaware corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 12:00 p.m. (Washington, D.C. time) on December 2, 2016, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-7614 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Edgar J. Lewandowski
Edgar J. Lewandowski

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